SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

919 Broadway, Suite 502

New York, NY 10010

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,110,313
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,110,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 83,110,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.51%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,110,313
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,110,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 83,110,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.51%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,110,313
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,110,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 83,110,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.51%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 15 ("Amendment No. 15") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13") and Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment 12, Amendment No. 13 and this Amendment No. 15, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D. This Amendment No. 15 amends Items 2(b), 4, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the business office of each of the Reporting Persons is 915 Broadway, Suite 502, New York, NY 10010.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 1, 2021, the Investment Manager entered into a Subadvisor Agreement (the “Subadvisor Agreement”) with Cornerstone Trust Management Services LLC (“Cornerstone”), a wholly-owned subsidiary of the Issuer. Under the terms of the Subadvisor Agreement, The Investment Manager agreed to provide the following services with respect to the assets held in the Issuer's merchandise and perpetual care trust (the "Trusts") and certain pooled investment vehicles administered by the trustee of the Trusts (the "Trustee") in which certain of the Trust's participate or invest (collectively, the "Trust Investment Assets"): (a) advise Cornerstone with respect to the allocation and investment of the Investment Assets on a non-discretionary basis, including providing advice concerning portfolio allocation among investment strategies; (b) oversee other subcontractors or external managers engaged by Cornerstone to provide advice with respect to the Investment Assets; (c) provide quarterly investment performance reports to and meet on a quarterly basis with the Trust and Compliance Committee of the Board (the "Trust Committee”);

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 7 Pages

(d) as requested by Cornerstone from time to time, perform the tasks and responsibilities delegated by the Trust Committee to Cornerstone under the Issuer’s investment policy statement; and (e) as requested by Cornerstone, assist Cornerstone in performing its duties by providing general back office and administrative support to Cornerstone and, at Cornerstone’s reasonable request, the Trustee.

Under the Agreement, the Investment Manager will be entitled to a quarterly fee equal to 0.0125% of the value of the Investment Assets through December 31, 2021 and, thereafter, a quarterly fee equal to 0.025% of the value of the Investment Assets. In each case, the value of the Investment Assets will be determined by the Trustee. The Agreement also includes customary confidentiality and indemnification provisions.

In connection with the execution of the Agreement, Mr. Axelrod resigned as a member of the Trust Committee.

The initial term of the Subadvisor Agreement is through December 31, 2021 and it automatically renews for an unlimited number of one-year terms thereafter, provided that either party may terminate the Subadvisor Agreement on 90 days’ prior written notice.

The foregoing description of the Subadvisor Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Subadvisor Agreement, which is attached as Exhibit 23 to this Schedule 13D and is also incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 23:	Subadvisor Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on February 2, 2021).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD